

Mail Stop 3010

May 19, 2009

Charles A. Stewart. Esq.
General Counsel, Secretary
Terra Nova Financial Group, Inc.
100 South Wacker Dr., Ste. 1550
Chicago, IL 60606

> **Re:** **Terra Nova Financial Group, Inc.**
> **Post Effective Amendment No. 1 on Form S-1**
> **Filed May 5, 2009**
> **File No. 333-136194**

Dear Mr. Stewart:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 on Form S-1

General

1. We note that your original registration statement was declared effective on February 13, 2007 and included your financial statements for the year ended December 31, 2005. In Item 28(a)(1)(i) of that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by November 13, 2007. Please provide

us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933.

Selling Shareholders, page 15

2.   For the holdings of Bonanza Master Fund, Ltd., the disclosed percentages for ownership on pages 17 and 46 are inconsistent. Please revise to reconcile your disclosure. Also, in the footnote on page 20, please revise to clarify that Bernay Box is your president and chairman of the board.

Undertakings, page 52

3.   Please revise to provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Form 10-K for the fiscal year ended December 31, 2008

4.   In exhibits 31.1 and 31.2 to your most recent Form 10-K, we note that you have identified the positions held by each officer at the beginning of the certification, referred to the report as an "annual" report in paragraphs 2, 3, and 4(a) and omitted the parenthetical items in paragraphs 4(d) and 5 of both exhibits. In future filings, please provide the certifications in the exact form required by Item 601(b)(31)(i) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3655 if you have any questions.

Sincerely,

Sonia G. Barros
Special Counsel